UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

CONSOL Energy Inc. Commission file number: 001-14901

CNX Gas Corporation Commission file number: 001-32723

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.	Names of issuers of the securities held pursuant to the plan and the address of their principal executive office:

CONSOL Energy Inc.	CNX Gas Corporation
CNX Center	CNX Center
1000 CONSOL Energy Drive	1000 CONSOL Energy Drive
Canonsburg, PA 15317	Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

Explanatory Note:

The Annual Report on Form 11-K (“Form 11-K”) of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) for the fiscal year ended December 31, 2008, filed with the Securities Exchange Commission on June 25, 2009, is amended by filing of this Form 11-K/A Amendment No. 1 to the Annual Report on Form 11-K of CONSOL Energy Inc. Investment Plan for Salaried Employees for the fiscal year ended December 31, 2008.

The purpose of this amendment is to recognize approximately $33,000,000 in net assets on the statement of net assets available for benefits as of December 31, 2008 related to the mergers of AMVEST Corporation Profit Sharing/401(k) Plan, AMVEST Minerals Company 401(k) Retirement Plan, AMVEST Retiree Medical Savings Plan, and Southern West Virginia Resources, L.L.C. 401(k) Profit Sharing Plan and Trust into the Plan with an effective merger date of December 31, 2008. The original filing of Form 11-K disclosed these plan mergers with an effective merger date of January 1, 2009. The statement of changes in net assets available for benefits, notes to the financial statements, and schedule H, part IV line 4(i) schedule of assets held for investment purposes at end of year have been updated to reflect these Plan mergers effective December 31, 2008.

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-19

Supplemental Schedule

Schedule H, Part IV line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	21-33

Note:	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	34

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Investment Plan Committee, Audit Committee, and Participants of

  CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, certain investments included in the statement of net assets available for benefits and certain merged plan contributions in the statement of changes in net assets available for benefits as of and for the year ended December 31, 2008 have been restated to include additional assets transferred into the plan effective December 31, 2008 as a result of certain plan mergers. Restating the 2008 financial statements to include the merged plans’ assets restate the previously reported $902,968,000 of net assets available for benefits as of December 31, 2008 to $936,205,000. In addition, the net decrease in net assets available for benefits changed from a previously reported $244,223,000 to $210,986,000.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania
December 15, 2009

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
(in thousands of dollars)	2008 (Restated)	2007
ASSETS

Investments at Fair Value
Stable Value Fund	$565,138	$626,693
Interests in Registered Investment Companies	140,899	250,803
Common/Collective Trusts	54,209	43,471
Pooled Separate Accounts	1,105	0
E.I. DuPont de Nemours & Company Common Stock	27,051	59,553
CONSOL Stock Fund	99,289	139,877
CNX Stock Fund	23,829	20,846
Daimler Chrysler AG Common Stock	33	91
Participant Loans	13,995	11,029

	925,548	1,152,363

Receivables
Due from Broker for Securities Sold	106	1,995
Accrued Interest and Dividends	0	68

	106	2,063

Cash	175	1,082

Net Assets Reflecting All Investments at Fair Value	925,829	1,155,508

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	10,376	(8,317)

NET ASSETS AVAILABLE FOR BENEFITS	$936,205	$1,147,191

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2008 (Restated)
Additions, Less Loss on Investments:

Contributions:
Participants – Contributions	$35,122
Participants – Rollovers	16,352
Employer	20,588
Merged Plans	33,404

105,466

Loss on Investments:
Interest and Dividends	10,526
Net Depreciation in Fair Value of Investments	(204,897)

(194,371)

Total Additions, Less Loss on Investments	(88,905)

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	122,003
Administrative Expense	78

Total Deductions	122,081

Net Deductions	(210,986)

Net Assets Available for Benefits
Beginning of Year	1,147,191

END OF YEAR	$936,205

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

1. DESCRIPTION OF PLAN

The following brief description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan established in 1953. Salaried, operations and maintenance, production and maintenance, and warehouse and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first day of the first full pay period following the start of regular full-time employment. In addition, casual employees are eligible to participate in the Plan upon completion of 1,000 or more hours of service within a 12 consecutive month period, commencing on the employee’s employment date or reemployment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2008, the net assets of the Tri-River Fleeting Harbor Service 401(k) Plan (“Tri-River Plan”) were merged into the Plan. At the time of the merger, participants of the Tri-River Plan became part of the Plan.

Effective at close of day December 31, 2008, the net assets of the AMVEST Corporation Profit Sharing/401(k) Plan (“Profit-Sharing Plan”), AMVEST Minerals Company 401(k) Retirement Plan (“Minerals Plan”), AMVEST Retiree Medical Savings Plan (“Retiree Medical Plan”), and Southern West Virginia Resources, L.L.C. 401(k) Profit Sharing Plan and Trust (“SWVR Plan”) were merged into the Plan. At the time of these mergers, participants in the aforementioned plans became part of the Plan.

The Plan offers CONSOL Energy common stock (“CONSOL Stock Fund”) and CNX Gas Corporation common stock (“CNX Stock Fund”) as investment options. The CONSOL Stock Fund and CNX Stock Fund investment options are an Employee Stock Ownership Plan (“ESOP”), whereby participants in the Plan are given the opportunity to elect to receive cash for dividends declared on CONSOL Energy and CNX Gas Corporation stock. If a participant does not make an election, the dividends will be reinvested in the respective stock fund.

Auto Enrollment – Newly eligible regular full-time employees as defined in the Plan document will automatically become members of the Plan beginning with the first payroll deduction following forty-five days of employment.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

1. DESCRIPTION OF PLAN (Continued)

Contributions – During the year 2008 participants could, with certain restrictions, contribute a maximum of 44% of eligible compensation to the Plan. Newly eligible employees automatically become members of the Plan (as defined by the Plan) and contribute at the rate of 6% of eligible compensation (4% for employees of Fairmont Supply Company), unless the participant elects not to contribute. A member of the Plan may also designate from 1% to 85% (not to exceed $10,000) of any quarterly or annual incentive compensation payment as a supplemental contribution. Contributions may be made with before-tax or after-tax dollars.

CONSOL Energy and certain participating employers match these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (as defined by the Plan). Contributions made by employees of Fairmont Supply Company, one of the participating employers qualified as a separate line of business, are matched fifty cents on every dollar up to 12% of eligible compensation. Matching contributions for certain participants of the Plan are considered non-forfeitable, safe-harbor contributions within the meaning of that term under the final Internal Revenue Code 401(k) and 401(m) regulations.

In addition, certain eligible employees of Fairmont Supply Company receive qualified non-elective contributions equal to $1,500 per year. Certain eligible employees of CNX Gas Corporation also receive qualified non-elective contributions equal to 3% of eligible compensation. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees who are employed on December 31 and hired prior to September 30 of a given Plan year. There were no discretionary contributions made by the Company for the years ending December 31, 2008 and 2007. Total contributions credited to a participant’s account (employee and employer) may not exceed $46,000 and $45,000 for the years 2008 and 2007, respectively.

Net assets with fair values of approximately $167,000, $8,292,000, $18,722,000, $5,118,000, and $1,105,000 representing the investments of the Tri-River Plan, Profit-Sharing Plan, Minerals Plan, Retiree Medical Plan, and SWVR Plan, respectively, were transferred into the Plan as of the effective dates of the mergers and are included in the “merged plans” line within the statement of changes in net assets available for benefits. The net assets transferred into the Plan became 100% vested in accordance with the vesting schedule of the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

1. DESCRIPTION OF PLAN (Continued)

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are either used to reduce future Company contributions or to reduce the reasonable expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the funds included in the supplemental schedule of assets (held at end of year), which is attached to these financial statements, except for E.I. DuPont de Nemours & Company Common Stock (“DuPont”), Daimler Chrysler AG Common Stock, Fidelity Investments Low Price Stock Fund , and certain funds held at Wachovia Bank, N.A. or John Hancock Life Insurance Company (all separately identified in the supplemental schedule of assets held at end of year). These options are no longer available to Plan participants.

Vesting – Plan participants who terminated employment prior to January 1, 2006 were vested in their share of the Company’s matching contributions upon completion of three cumulative years of service. Effective January 1, 2006, active plan participants are immediately vested in their share of the Company’s matching contributions. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company’s contributions.

Participant Loans – Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

1. DESCRIPTION OF PLAN (Continued)

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April 1 of the calendar year following the year in which the participant attains age 70 1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2008 and 2007, approximately $234,000 and $1,126,000 was payable to withdrawing participants, respectively.

Forfeitures – Forfeited balances, including terminated participants’ nonvested accounts, are used to either reduce the cash payment of employer matching contributions or the reasonable expenses of the administration of the Plan. At December 31, 2008 and 2007 forfeited non-vested accounts totaled approximately $131,000 and $0, respectively.

Plan Termination – Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

New Accounting Pronouncements – Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), Fair Value Measurements, for its financial assets and liabilities. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 4).

In May 2008, the Financial Accounting Standards Board issued SFAS No. 162 (“SFAS 162”), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the “Hierarchy”). The Hierarchy within SFAS 162 is consistent with that previously defined in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS 162 did not have a material effect on the Plan’s financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. This applies even when the contracts are not held directly by the Plan but are underlying assets in a common/collective trust investment held by the Plan. The Plan invests in an investment contract through a common/collective trust (Wachovia Bank, N.A. Diversified Stable Value Fund). Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor.

The Plan also has direct holdings of fully benefit-responsive investment contracts. There are no events known to us which are probable of occurring which would limit the ability of these contracts to transact at contract value with issuers, or would limit the ability of these contracts to transact at contract value with participants. Additionally, there are no reserves against contract value for credit risk of the contract issuer or otherwise. As required by the FSP, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts and investment in the common/collective trust as well as the adjustment of the fully benefit-responsive investment contracts and investment in the common/collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value (see Note 4).

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont, CONSOL Energy and CNX Gas Corporation common stock are based on the average cost of the securities sold.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. RESTATEMENT

Amounts reflected in the “merged plans” line within the statement of changes in net assets available for benefits representing asset transfers from the Tri-River Plan, Profit-Sharing Plan, Minerals Plan, Retiree Medical Plan, and SWVR Plan, as well as the statement of net assets available for benefits as of December 31, 2008, have been restated to include additional assets that were transferred to the Plan on December 31, 2008. Restating the 2008 financial statements to include the additional net assets changed the previously reported $902,968,000 net assets available for benefits as of December 31, 2008 to $936,205,000. In addition, the net decrease in net assets available for benefits changed from a previously reported $244,223,000 to $210,986,000.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

4. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted SFAS 157 for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SFAS 157 describes three levels of inputs that may be used to measure fair value:

•

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3: Unobservable inputs for the asset or liability. These inputs reflect the Plan’s assumptions about the assumption a market participant would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

4. FAIR VALUE MEASUREMENTS (Continued)

Stable Value Fund – The Stable Value Fund is comprised of guaranteed investment contracts (“GIC”) and synthetic GICs (“SYN”), all of which are held with multiple insurance companies. These fully benefit-responsive contracts are valued at fair value on the statements of net assets available for benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. GIC contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. SYN contracts are comprised of two components, an underlying asset and a “wrapper” contract. Fair value of SYN contracts are calculated based on the market values of the underlying securities. At December 31, 2008, the fair value of the wrapper contracts are valued at the net present value of all future fees that will be paid to the contract issuer. At December 31, 2007, the fair value of the wrapper contracts was zero because there was substantially no difference between cost and replacement value. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of GIC contracts. The wrapper contracts provide that benefit-responsive securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability, or death, or participant-directed transfers, in accordance with the terms of the Plan (see Note 5).

Interests in Registered Investment Companies – The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.

Common/Collective Trusts – The Plan holds units of four common/collective trusts, one of which has investments in fully benefit-responsive investment contracts (Wachovia Bank, N.A. Diversified Stable Value Fund). Common/collective trusts without investments in fully benefit-responsive investment contracts are valued at the net asset values per unit as determined by the collective trusts as of the valuation date, which approximates fair value. The fair value of the Wachovia Bank, N.A. Diversified Stable Value Fund is determined by using a discounted cash flow model which considers recent fee rebids as determined by recognized dealers, discount rates, and the duration of the underlying portfolio securities. The Plan’s interest in the Wachovia Bank, N.A. Diversified Stable Value Fund is valued at fair value based on information reported by the investment advisor using the audited financial statements of this common/collective trust at year-end. Common/collective trusts are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

4. FAIR VALUE MEASUREMENTS (Continued)

Pooled Separate Accounts – The Plan has twenty-four pooled separate account investment funds under its contract with John Hancock Life Insurance Company (“John Hancock”). Investments in pooled separate accounts are valued on a per unit market value basis as determined by John Hancock, which reflects the fair value of the investments comprising the separate pooled funds.

Common Stocks and Common Stock Funds – E.I. DuPont de Nemours and Company Common Stock, CONSOL Stock Fund, CNX Stock Fund, and Daimler Chrysler AG Common Stock are all stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Participant Loans – Participant loans are valued at their amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

4. FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial assets at fair value as of December 31, 2008:

(in thousands of dollars)	Assets at Fair Value as of December 31, 2008 (Restated)
	Level 1	Level 2	Level 3	Total

Stable Value Fund	$64,643	$500,399	$96	$565,138
Registered Investment Companies	140,899	0	0	140,899
Common/Collective Trusts	0	54,209	0	54,209
Pooled Separate Accounts	0	1,105	0	1,105
Common Stock:
E.I. DuPont de Nemours & Company	27,051	0	0	27,051
CONSOL Stock Fund	99,289	0	0	99,289
CNX Stock Fund	23,829	0	0	23,829
Daimler Chrysler AG	33	0	0	33
Participant Loans	0	0	13,995	13,995

Total Assets at Fair Value	$355,744	$555,713	$14,091	$925,548

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
(in thousands of dollars)	For the Year Ended December 31, 2008 (Restated)
	Stable Value Fund	Participant Loans

Balance, Beginning of Year	$97	$11,029
Unrealized Gains Relating to Instruments Still Held at the Reporting Date	2	0
Purchases, Sales, Issuances and Settlements - Net	(3)	786
Merged Plans	0	2,180

Balance, End of Year	$96	$13,995

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

5. INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2008		2007

E.I. DuPont de Nemours & Company Common Stock	$27,051	**	$59,553
CONSOL Stock Fund	99,289		139,877
*PIMCO Low Duration Fund	46,441	**	78,708
*GEM Trust Short Duration	82,902		45,323	**
*GEM Trust Risk-Controlled 2	65,461		65,966
*GEM Trust Opportunistic 1	54,639		64,010
*GEM Trust Opportunistic 2	69,817		69,648
*GEM Trust Opportunistic 3	56,142		67,687
*Merrill Lynch Premier Fund	0	**	72,667

*	These investments are included in the Stable Value Fund.
**	For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

During 2008 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $(204,897,000) as follows:

(in thousands of dollars)	Net Appreciation (Depreciation) in Fair Value During Year

Stable Value Fund	$29,667
Registered Investment Companies	(88,469)
Common Stock:
E.I. DuPont de Nemours & Company	(22,487)
CONSOL Stock Fund	(100,688)
CNX Stock Fund	(4,450)
Daimler Chrysler AG	(54)
Common/Collective Trusts	(18,416)

$(204,897)

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

5. INVESTMENTS (Continued)

The Stable Value Fund is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The Stable Value Fund includes traditional GIC contracts as well as SYN contracts. A SYN contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of SYN contracts is approximately $25,800,000 and $(7,700,000) at December 31, 2008 and 2007, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater (less) than the value of the underlying assets.

The following reflects the adjustment between the underlying securities and the insurance contract values in the Stable Value Fund:

	December 31
(in thousands of dollars)	2008	2007

Investments at Fair Value	$551,406	$626,693
Wrapper Contracts (at Fair Value)	13,732	0

	565,138	626,693
Adjustment from Fair Value to Contract Value	9,357	(8,317)

Investments at Contract Value	$574,495	$618,376

The composition of assets of the Stable Value Fund at contract value as of December 31, 2008 and 2007 are as follows:

(in thousands of dollars)	2008	2007

Insurance Wrapper Contracts	$489,486	$468,861
Guaranteed Investment Contracts	76,748	76,848
Short-term Investments	8,261	72,667

	$574,495	$618,376

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

5. INVESTMENTS (Continued)

SYN contracts within the Stable Value Fund are comprised of the following:

		December 31
(in thousands of dollars)	Credit Rating	2008	2007

Insurance Wrapper Contracts (at Contract Value):
Royal Bank of Canada	AAA	$17,758	$17,500
AIG Life Insurance Company	AAA	26,781	24,545
ING Life Insurance & Annuity Co.	AAA	26,781	24,545
JPMorgan Chase Bank	AAA	26,781	24,545
Monumental Life Insurance Co.	AAA	26,780	24,545
State Street Bank & Trust	AAA	26,780	24,545
AIG Life Insurance Company	AA	67,565	65,727
ING Life Insurance & Annuity Co.	AA	67,565	65,727
JPMorgan Chase Bank	AA	67,565	65,727
Monumental Life Insurance Co.	AA	67,565	65,727
State Street Bank & Trust	AA	67,565	65,728

Total Insurance Wrapper Contracts (at Contract Value)		$489,486	$468,861

The composition of changes in net assets of the Stable Value Fund for the year ended December 31, 2008 is as follows:

(in thousands of dollars)

Employer Contributions	$6,934
Participant Contributions and Rollovers	26,947
Merged Plan	20

Total Contributions	33,901
Interest and Dividend Income	455
Net Realized/Unrealized Appreciation in Investment Value	29,667
Benefits Paid to Participants	(90,328)
Administrative Expense	(17)
Net Loan Activity	(511)
Net Interfund Transfers	(17,048)

Decrease in Net Assets Available for Benefits	(43,881)
Net Assets Available for Benefits
Beginning of Year	618,376

End of Year	$574,495

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

5. INVESTMENTS (Continued)

The aggregate crediting rates for all contracts as of December 31, 2008 and 2007 were 4.76% and 5.38%, respectively. The crediting rates for SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average yield of the Stable Value Fund was approximately 4.98% and 5.41% in 2008 and 2007, respectively.

Participants investing in the Stable Value Fund or Common/Collective Trusts are assigned units at the time of investment based on the net asset value per unit.

6. TAX STATUS

The Plan obtained its latest determination letter on September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

(in thousands of dollars)	2008 (Restated)	2007

Net Assets Available for Benefits per the Financial Statements	$936,205	$1,147,191
Amounts Allocated to Withdrawing Participants	(234)	(1,126)
Adjustment from Contract Value to Fair Value for Interest in Collective Trust Relating to Fully Benefit-Responsive Investment Contract	(1,019)	0

Net Assets Available for Benefits per the Form 5500	$934,952	$1,146,065

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008, to Form 5500:

(in thousands of dollars)

Benefits Paid to Participants per the Financial Statements	$122,003
Amounts Allocated to Withdrawing Participants at December 31, 2008	234
Less: Amounts Allocated to Withdrawing Participants at December 31, 2007	(1,126)

Benefits Paid to Participants per Form 5500	$121,111

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008 and 2007, but not yet paid as of that date.

The following is a reconciliation of total asset transfers per the financial statements for the year ended December 31, 2008, to Form 5500 (restated):

(in thousands of dollars)

Merged Plans per the Financial Statements	$33,404
2008 Adjustment from Contract Value to Fair Value for Interest in Collective Trust Relating to Fully Benefit-Responsive Investment Contract	(1,019)

Transfer of Assets to Plan per Form 5500	$32,385

8. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch and Wachovia Bank, N.A., which also serve as trustees of the Plan. In addition, other plan investments include units of pooled separate accounts managed by John Hancock, one of the custodians of the Plan. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 3,474,072 shares and 1,955,778 shares of CONSOL Energy’s common stock at December 31, 2008 and 2007, respectively. The CNX Stock Fund, another investment vehicle available to employees, contains stock of CNX Gas Corporation. The Plan held 872,859 shares and 652,464 shares of CNX Gas Corporation’s common stock at December 31, 2008 and 2007, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

9. SUBSEQUENT EVENTS

The Plan was formally amended as of January 1, 2009 to reflect the following changes:

Effective January 1, 2009, the Plan’s contribution limit will increase from 44% to 75% of eligible compensation. Additionally, the contribution limit for deferrals of any quarterly or annual incentive compensation payment will decrease from 85% to 75% of any such payment (not to exceed $10,000).

Effective January 31, 2009, the CONSOL Energy Inc. Investment Plan Committee resolved to merge certain participants and assets of the Rochester & Pittsburgh Coal Company 401(k) Savings and Retirement Plan, totaling approximately $4,000,000, into the Plan. The net assets transferred into the Plan became 100% vested in accordance with the vesting schedule of the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets
Held for Investment Purposes at End of Year
December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Common Stock
*	Consol Stock Fund		3,474,072	$99,289
*	CNX Stock Fund		872,859	23,829
	E.I. DuPont de Nemours & Company(1)		1,069,224	27,051
	Daimler Chrysler AG(1)		852	33

	Total Common Stock			150,202

	Interests in Registered Investment Companies
	Alliance Bernstein	International Fund	22,757	236
	Allianz(1)	Capital Appreciation Fund	101,586	1,200
	Columbia	Acorn Fund	331,809	5,876
	Dodge & Cox(1)	Balanced Fund	11,015	565
	Dodge & Cox(1)	Stock Fund	26,811	1,994
	Fidelity Investments(1)	Low Priced Stock Fund	297,247	6,872
	Fidelity Investments(1)	Advisor Mid Cap Fund	77,091	852
	PIMCO	Total Return Fund	2,439,120	25,406
	Davis New York	Venture Fund	882,756	21,054
	American Funds	Europacific Growth Fund	434,866	12,154
	American Funds(1)	The Growth Fund of America	29,642	599
	Hotchkis and Wiley	Mid Cap Value Fund	555,594	6,412
	Alger	Mid Cap Growth Fund	1,349,002	10,630
	BlackRock	Basic Value Fund	705,214	12,729
	Legg Mason	Large Cap Growth Fund	682,464	11,213
	Templeton(1)	Foreign Fund	108,679	482
	Vanguard(1)	Short-Term Fed Fund	75,996	926
	Vanguard	Bond Market Index Fund	697,671	7,102
	Vanguard	International Stock Fund	1,352,808	14,597

	Total Interests in Registered Investment Companies			140,899

	Pooled Separate Accounts
*	John Hancock Life Insurance Company(1)	Lifestyle Aggressive Fund	843	177
*	John Hancock Life Insurance Company(1)	Lifestyle Growth Fund	940	195
*	John Hancock Life Insurance Company(1)	Lifestyle Balanced Fund	2,010	304
*	John Hancock Life Insurance Company(1)	Lifestyle Moderate Fund	1,292	162

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
*	John Hancock Life Insurance Company(1)	Lifestyle Conservative Fund	1,386	204
*	John Hancock Life Insurance Company(1)	T. Rowe Price Sci. & Tech. Fund	14	0
*	John Hancock Life Insurance Company(1)	Oppenheimer Dev. Market Fund	48	1
*	John Hancock Life Insurance Company(1)	Small Cap Growth Index	28	1
*	John Hancock Life Insurance Company(1)	Small Cap Index Fund	54	1
*	John Hancock Life Insurance Company(1)	Legg Mason Growth Fund	118	1
*	John Hancock Life Insurance Company(1)	Mid Cap Stock Fund	134	2
*	John Hancock Life Insurance Company(1)	Energy Fund	15	1
*	John Hancock Life Insurance Company(1)	International Small Cap Fund	42	1
*	John Hancock Life Insurance Company(1)	International Value Fund	103	1
*	John Hancock Life Insurance Company(1)	Jennison Growth Fund	691	9
*	John Hancock Life Insurance Company(1)	Columbia Value & Restruc. Fund	29	1
*	John Hancock Life Insurance Company(1)	Blackrock Large Value Fund	619	9
*	John Hancock Life Insurance Company(1)	Classic Value Fund	534	7
*	John Hancock Life Insurance Company(1)	DWS RREEF Real Estate Fund	119	8
*	John Hancock Life Insurance Company(1)	Mutual Beacon Fund	2	0
*	John Hancock Life Insurance Company(1)	Davis New York Venture Fund	414	8
*	John Hancock Life Insurance Company(1)	LM Part. GLB High Yield Fund	614	11
*	John Hancock Life Insurance Company(1)	Stable Value Fund	275	1
*	John Hancock Life Insurance Company(1)	10 Year Compound Fund	333	0

	Total Pooled Separate Accounts			1,105

	Stable Value Fund
	Hartford Life Insurance Company	GIC, 4.80%, 08/02/2010	7,011,052	7,011
	Hartford Life Insurance Company	GIC, 4.60%, 06/01/2011	6,891,655	6,892
	Metropolitan Life Insurance Co.	GIC, 5.50%, 02/01/2014	5,171,568	5,171
	Metropolitan Life Insurance Co.	GIC, 5.83%, 12/01/2013	5,159,280	5,159
	Metropolitan Life Insurance Co.	GIC, 4.50%, 05/02/2011	10,800,080	10,800
	New York Life Insurance Co.	GIC, 4.40%, 12/02/2010	11,234,929	11,235
	Principal Life Insurance Co.	GIC, 4.95%, 11/02/2012	4,419,585	4,420
	Principal Life Insurance Co.	GIC, 5.20%, 01/01/2014	5,153,700	5,154
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.68%, 12/01/2013	10,567,213	10,567
	Prudential Retirement Ins. & Annuity Co.	GIC, 4.62%, 12/02/2013	10,339,134	10,339
*	Merrill Lynch Government Fund	Money Market Fund, 0.80%	8,261,158	8,261

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Royal Bank of Canada:
	Royal Bank of Canada	Synthetic GIC 4.92%, opened	17,758,227
	Underlying Security Description:
	FHR 2927 ED	4% 15 Jan 2035	5,402,708	5,372
	FMAN 2004-1 1 4.45	4.45% 25 Aug 2012	1,353,999	1,388
	FHR 2945 CA	5% 15 Jul 2033	838,255	844
	FHRR R004 AL	5.125% 15 Dec 2013	2,419,688	2,478
	FNR 2005-46 CB	5% 25 Dec 2022	1,453,131	1,493
	FNR 2006-22 CA	4.5% 25 Mar 2020	1,565,900	1,594
	FHRR R005 AB	5.5% 15 Dec 2018	3,274,594	3,373
	FHR 3245 AG	5.5% 15 Nov 2016	1,487,425	1,510
	Royal Bank of Canada	Synthetic Wrapper Agreement		(294)
	Perpetual Window Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 2.95%, opened	26,780,639
	ING Life Insurance & Annuity Co.	Synthetic GIC 2.95%, opened	26,780,639
	JPMorgan Chase Bank	Synthetic GIC 2.95%, opened	26,780,639
	Monumental Life Insurance Co.	Synthetic GIC 2.95%, opened	26,780,639
*	State Street Bank & Trust	Synthetic GIC 2.95%, opened	26,780,639
	Underlying Security Description:
	PIMCO Low Duration Fund	Mutual Fund	4,930,056	46,441
	GEM Trust Short Duration	7,475,794.9579 units of participation		82,902
	Various Insurance Companies	Synthetic Wrapper Agreements		4,560
	Total Return Tier Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 5.53%, opened	67,564,813
	ING Life Insurance & Annuity Co.	Synthetic GIC 5.53%, opened	67,564,813
	JPMorgan Chase Bank	Synthetic GIC 5.53%, opened	67,564,813
	Monumental Life Insurance Co.	Synthetic GIC 5.53%, opened	67,564,813
*	State Street Bank & Trust	Synthetic GIC 5.53%, opened	67,564,813
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	5,711,795.0652 units of participation		65,461
	GEM Trust Opportunistic 1	5,149,472.9691 units of participation		54,639
	GEM Trust Opportunistic 2	5,836,645.7822 units of participation		69,817
	GEM Trust Opportunistic 3	5,382,215.7614 units of participation		56,142
	Federal Home Ln Mtg Corp	6% 17 Dec 2027	250,000	251

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Federal Home Loan Mtg Corp	5.875% 21 Mar 2011	40,000	42
	Tennessee Valley Auth	6.25% 15 Dec 2017	55,000	67
	Financing Corp	8.6% 26 Sep 2019	403,000	585
	Government Tr Ctfs	0% 15 May 2011	2,380,000	2,299
	Federal Farm Cr Bks	4.85% 29 Jul 2020	400,000	440
	Federal Home Ln Mtg Corp	5.5% 23 Aug 2017	400,000	471
	Fannie Mae	5.375% 12 Jun 2017	575,000	670
	Federal Natl Mtg Assn	5.5% 15 Mar 2011	530,000	575
	Financing Corp	9.65% 02 Nov 2018	450,000	685
	Federal Natl Mtg Assn	4.625% 01 May 2013	42,000	43
	Financing Corp	10.35% 03 Aug 2018	25,000	39
	Federal Home Ln Mtg Corp	4.125% 27 Sep 2013	300,000	323
	Federal Home Ln Bks	4.625% 09 Mar 2018	25,000	27
	Federal Natl Mtg Assn	4.75% 19 Nov 2012	1,000,000	1,103
	Federal Natl Mtg Assn	5.125% 02 Jan 2014	51,000	52
	Federal Natl Mtg Assn	6.25% 01 Feb 2011	67,000	71
	Federal Home Loan Bank	4.875% 27 Nov 2013	200,000	221
	Federal Natl Mtg Assn	0% 09 Oct 2019	21,000	11
	Federal Home Ln Mtg Corp	8.25% 01 Jun 2016	19,000	23
	Federal Natl Mtg Assn	5.25% 01 Aug 2012	24,000	25
	Financing Corp	9.4% 08 Feb 2018	80,000	118
	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	410,000	407
	Continental Airls Pass Thru Tr	8.048% 01 Nov 2020	82,600	66
	Long Beach Mtg Ln Tr	1.555% 25 Nov 2036	170,000	65
	Small Business Admin Partn Ctf	4.12% 10 Mar 2014	82,948	81
	US Dollar	CASH	(33,701)	(34)
*	State Street Bank & Trust	1.03% 31 Dec 2030 SHORT TERM INVESTMENT FUND	2,705,297	2,705
	Federal Natl Mtg Assn	7.66259% 25 Dec 2038	708,566	771
	First Horizon Mtg Tr	5.363% 25 Aug 2035	539,333	335
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	316,947	336
	Federal Natl Mtg Assn Remic	9.99% 25 Sep 2017	8,509	9
*	Merrill Lynch Mtg Invs Tr	1.705% 25 Jul 2037	130,000	2
	Federal Natl Mtg Assn Remic	8.5% 25 Sep 2021	40,853	44
	Keycorp Mtn Book Entry	6.5% 14 May 2013	38,000	35

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Comcast Corp New	5.7% 15 May 2018	19,000	18
	General Elec Cap Corp Mtn	5.625% 01 May 2018	77,000	77
	Cit Group Inc Reorganized As	7.625% 30 Nov 2012	35,000	29
	Kroger Co	4.95% 15 Jan 2015	70,000	65
	Morgan Stanley Group Inc	5.3% 01 Mar 2013	60,000	54
	AT+T Broadband Corp	8.375% 15 Mar 2013	50,000	50
	Colgate Palmolive Co Mtn	5.98% 25 Apr 2012	25,000	27
	Deere John Cap Corp	7% 15 Mar 2012	40,000	42
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	20
	Ford Mtr Cr Co	7.25% 25 Oct 2011	105,000	77
	Norfolk Southn Corp	6.2% 15 Apr 2009	44,000	44
	Continental Airls Pass Thru Tr	7.256% 15 Mar 2020	44,954	35
*	Merrill Lynch + Co Inc	5.45% 05 Feb 2013	40,000	38
*	Merrill Lynch + Co Inc	6.4% 28 Aug 2017	29,000	29
	Private Expt Fdg Corp	5.45% 15 Sep 2017	250,000	290
	Continental Airls	5.983% 19 Apr 2022	55,000	37
	Kimberly Clark Corp	4.875% 15 Aug 2015	18,000	18
	Goldman Sachs Group Inc	5.125% 15 Jan 2015	45,000	41
	Northwest Airls Pass Thru Trs	6.841% 01 Apr 2011	50,000	41
	Morgan Stanley Group Inc	8% 15 Jun 2010	60,000	60
	Penney J C Inc	7.625% 01 Mar 2097	45,000	33
	Nationsbank Corp	7.8% 15 Sep 2016	89,000	89
	TRW Inc	7.125% 01 Jun 2009	73,000	74
	Time Warner Inc	9.125% 15 Jan 2013	90,000	92
	Commonwealth Edison Co	7.5% 01 Jul 2013	105,000	109
	Landesbank Baden Wurttembe	7.625% 01 Feb 2023	106,000	144
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	113
	CNA Finl Corp	7.25% 15 Nov 2023	285,000	173
	Brunswick Corp	7.375% 01 Sep 2023	140,000	47
	AT+T Inc	6.7% 15 Nov 2013	50,000	53
	Verizon Communications Inc	8.75% 01 Nov 2018	60,000	71
	3M Co	4.375% 15 Aug 2013	60,000	61
	Travelers Cos Inc	5.8% 15 May 2018	38,000	36
*	Merrill Lynch + Co Inc	6.875% 25 Apr 2018	45,000	44

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Citigroup Inc	0% 11 Apr 2018	79,000	77
	Bear Stearns Cos Inc	6.4% 02 Oct 2017	45,000	47
	Cit Group Inc Reorganized	5.65% 13 Feb 2017	25,000	17
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	17
	Danske Bk A/S	5.914% 29 Dec 2049	17,000	9
	Landesbank Baden Wurttemberg	5.05% 30 Dec 2015	200,000	216
	Credit Suisse First Boston USA	6.125% 15 Nov 2011	16,000	16
	Goldman Sachs Group Inc	6.875% 15 Jan 2011	15,000	15
	Burlington Northn Santa Fe	7.125% 15 Dec 2010	200,000	205
	British Sky Broadcasting Group	6.875% 23 Feb 2009	60,000	60
	Murphy Oil Corp	7.05% 01 May 2029	320,000	296
	Sun Microsystems Inc	7.65% 15 Aug 2009	100,000	98
	Time Warner Entmt Co LP	8.875% 01 Oct 2012	100,000	100
	Metlife Inc	6.817% 15 Aug 2018	35,000	33
	Pacific Life Global Fdg	5.15% 15 Apr 2013	30,000	29
	Oracle Corp	5.75% 15 Apr 2018	20,000	21
	Bear Stearns Cos Inc Med Term	6.95% 10 Aug 2012	25,000	26
	Hartford Finl Svcs Group Inc	5.375% 15 Mar 2017	15,000	11
	Time Warner Inc New	2.915% 13 Nov 2009	10,000	10
	Ppl Energy Supply LLC	6.2% 15 May 2016	37,000	30
	Boston Scientific Corp	6.25% 15 Nov 2015	80,000	67
	Bellsouth Corp	4.2% 15 Sep 2009	15,000	15
	Schering Plough Corp	5.3% 01 Dec 2013	90,000	89
	McDonalds Corp	4.125% 01 Jun 2013	35,000	34
	Coors Brewing Co	6.375% 15 May 2012	1,000	1
	Kraft Foods Inc	6.25% 01 Jun 2012	15,000	15
	NStar	8% 15 Feb 2010	120,000	125
	Becton Dickinson + Co	7% 01 Aug 2027	103,000	110
	Commercial Cr Group Inc	6.625% 01 Jun 2015	34,000	34
	Goldman Sachs Group Inc	7.35% 01 Oct 2009	120,000	121
	British Sky Broadcasting Group	8.2% 15 Jul 2009	95,000	95
	American Airls Pass Thru Tr	7.024% 15 Apr 2011	25,000	24
	AES Eastn Energy LP	9% 02 Jan 2017	83,502	74
	Equitable Res Inc	7.75% 15 Jul 2026	130,000	140

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Union Elec Co	6.7% 01 Feb 2019	19,000	18
	Colgate Palmolive Co Mtn	4.2% 15 May 2013	6,000	6
	Citigroup Inc	6.125% 15 May 2018	38,000	38
	Valspar Corp	6.05% 01 May 2017	20,000	17
	Colgate Palmolive Co Mtn	5.2% 07 Nov 2016	65,000	68
	CSX Corp	6% 01 Oct 2036	35,000	28
	Toyota Mtr Cr Corp	5.45% 18 May 2011	58,000	59
	Fisher Scientific Intl Inc	6.125% 01 Jul 2015	85,000	75
	Comcast Corp New	5.85% 15 Nov 2015	70,000	67
	Westlb AG New York Brh	4.796% 15 Jul 2015	48,000	53
	DBS Bk Ltd Singapore	5% 15 Nov 2019	90,000	70
	Allstate Corp	5% 15 Aug 2014	70,000	66
	Citigroup Inc	5.125% 05 May 2014	15,000	14
	Capital One Bk	5.75% 15 Sep 2010	10,000	10
	Massachusetts Mut Life Ins Co	5.625% 15 May 2033	70,000	62
	Univision Communications Inc	7.85% 15 Jul 2011	60,000	32
	New Vy Generation 1	7.299% 15 Mar 2019	79,223	96
	Continental Airls Pass Thru Tr	6.94% 15 Oct 2013	41,081	34
	Eastman Chem Co	7.25% 15 Jan 2024	155,000	129
	Pacificorp	6.71% 15 Jan 2026	400,000	395
	Comcast Corp New	6.3% 15 Nov 2017	23,000	23
	Owens Corning New	6.5% 01 Dec 2016	80,000	58
	Florida Pwr + Lt Co	6.2% 01 Jun 2036	25,000	27
	Gannett Co Inc	5.75% 01 Jun 2011	56,000	41
	Bayerische Landesbank	3.2% 15 Apr 2009	250,000	252
	Comerica Inc	4.8% 01 May 2015	80,000	59
	Hanson Australia Fdg Ltd	5.25% 15 Mar 2013	58,000	20
	Comcast Cable Communications	7.125% 15 Jun 2013	5,000	5
	Southwest Gas Corp	8.375% 15 Feb 2011	110,000	111
	Ford Mtr Cr Co	7.375% 01 Feb 2011	35,000	27
	BBV Intl Fin Ltd	7% 01 Dec 2025	112,000	159
	International Business Machs	7.125% 01 Dec 2096	40,000	41
	Tyson Foods Inc	7% 01 May 2018	86,000	56
*	Merrill Lynch + Co Inc	6.05% 15 Aug 2012	20,000	20

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Time Warner Inc New	5.5% 15 Nov 2011	25,000	24
	Principal Life Income Fund Tr	5.15% 30 Sep 2011	42,000	41
	JPMorgan Chase + Co	4.5% 15 Jan 2012	120,000	119
	Hutchison Whampoa Intl	6.25% 24 Jan 2014	100,000	97
	Liberty Media Corp New	5.7% 15 May 2013	70,000	46
	Commonwealth Edison Co	6.15% 15 Mar 2012	30,000	30
	General Mtrs Accep Corp	7% 01 Feb 2012	105,000	83
	Vodafone Airtouch Plc	7.75% 15 Feb 2010	42,000	43
	Bank Of America	7.8% 15 Feb 2010	300,000	313
	PNC Fdg Corp	7.5% 01 Nov 2009	40,000	41
	US West Cap Fdg Inc	6.875% 15 Jul 2028	236,000	142
	Duke Energy Carolinas LLC	7% 15 Nov 2018	25,000	26
*	Wachovia Corp	5.5% 01 May 2013	51,000	51
	Ppl Energy Supply LLC	5.7% 15 Oct 2015	125,000	102
	Goldman Sachs Group Inc	5.7% 01 Sep 2012	29,000	27
	Sprint Cap Corp	8.75% 15 Mar 2032	65,000	44
	Jackson Natl Life Global Fdg	6.125% 30 May 2012	26,000	25
	Allstate Corp	6.125% 15 Feb 2012	45,000	45
	Qwest Cap Fdg Inc	7% 03 Aug 2009	100,000	98
	Bellsouth Corp	6% 15 Oct 2011	95,000	98
	General Mtrs Accep Corp	6.875% 15 Sep 2011	130,000	105
	Applied Matls Inc	7.125% 15 Oct 2017	432,000	390
	Lockheed Martin Corp	7.75% 01 May 2026	65,000	76
	Procter + Gamble Co	8% 26 Oct 2029	69,000	96
	Ameritech Capital Funding Co	6.25% 18 May 2009	137,000	139
	90 Day Eurodollar Futures CME	14 Jun 2010	2,750,000	0
	90 Day Eurodollar Futures CME	13 Mar 2013	(250,000)	0
	90 Day Eurodollar Futures CME	17 Dec 2012	(250,000)	0
	90 Day Eurodollar Futures CME	18 Jun 2012	(500,000)	0
	90 Day Eurodollar Futures CME	14 Mar 2011	500,000	0
	10 Yr Interest Rate Swap Future	16 Mar 2009	(300,000)	0
	90 Day Eurodollar Futures CME	13 Sep 2010	1,500,000	0
	90 Day Eurodollar Futures CME	15 Mar 2010	1,000,000	0
	90 Day Eurodollar Futures CME	14 Dec 2009	1,250,000	0

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	90 Day Eurodollar Futures CME	16 Mar 2009	2,000,000	0
	10 Yr US Treasury Note Futures	20 Mar 2009	4,100,000	0
	2 Yr US Treasury Note Futures	31 Mar 2009	2,400,000	0
	90 Day Eurodollar Futures CME	17 Sep 2012	(250,000)	0
	90 Day Eurodollar Futures CME	19 Dec 2011	(500,000)	0
	90 Day Eurodollar Futures CME	13 Dec 2010	500,000	0
	5 Yr US Treasury Note Futures	31 Mar 2009	1,600,000	0
	90 Day Eurodollar Futures CME	13 Jun 2011	500,000	0
	10 Yr US Treasury Note Futures	20 Mar 2009	(300,000)	0
	5 Yr US Treasury Note Futures	31 Mar 2009	(14,100,000)	0
	30 Yr US Treasury Bond Futures	20 Mar 2009	(4,100,000)	0
	90 Day Eurodollar Futures CME	19 Sep 2011	(1,000,000)	0
	90 Day Eurodollar Futures CME	14 Sep 2009	1,500,000	0
	90 Day Eurodollar Futures CME	15 Jun 2009	1,750,000	0
	Fed Hm Ln Pc Pool A82608	5% 01 Jul 2038	767,324	783
	FNMA Pool 987086	6.5% 01 Aug 2038	195,867	204
	Fed Hm Ln Pc Pool A78810	5% 01 Jun 2038	1,782,314	1,819
	GNMA Pool 658869	6.5% 15 Aug 2037	170,834	178
	FNMA Pool 887010	6.5% 01 Jun 2036	312,192	325
	FNMA Pool 906868	5.5% 01 Dec 2036	117,436	121
	GNMA Pool 782011	5% 15 Dec 2035	299,759	308
	FNMA Pool 851336	5.5% 01 Feb 2036	390,260	401
	Financing Corp Cpn Fico Strips	0.01% 06 Jun 2018	180,000	126
	Financing Corp Princ Fico Strp	0% 30 Nov 2017	100,000	72
	FNMA Pool 306974	7.5% 01 Jun 2025	3,027	3
	FNMA Pool 533373	6.5% 01 Mar 2030	23,478	25
	FNMA Pool 323347	7% 01 Sep 2028	45,567	48
	Fed Hm Ln Pc Pool A73950	4.5% 01 Feb 2038	96,423	98
	Fed Hm Ln Pc Pool A82132	5% 01 Sep 2038	499,063	509
	Fed Hm Ln Pc Pool A71925	5% 01 Jan 2038	494,374	505
	FNMA Pool 906693	5.5% 01 Dec 2036	67,373	69
	Fed Hm Ln Pc Pool A53740	5.5% 01 Nov 2036	29,327	30
	GNMA Pool 609289	5.5% 15 Dec 2034	34,320	36
	GNMA II Pool 002348	6% 20 Nov 2011	12,512	13

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Fed Hm Ln Pc Pool A13973	5.5% 01 Oct 2033	14,156	15
	GNMA Pool 780975	6% 15 Feb 2029	2,779	3
	FNMA Pool 991920	5% 01 Nov 2038	25,086	26
	Fed Hm Ln Pc Pool A80713	5% 01 Aug 2038	51,904	53
	FNMA Pool 964694	5% 01 Aug 2038	229,350	235
	Fed Hm Ln Pc Pool A71061	5% 01 Jan 2038	24,763	25
	Fed Hm Ln Pc Pool A53192	5% 01 Oct 2036	66,522	68
	FNMA Pool 865808	5% 01 Mar 2036	445,452	456
	FNMA Pool 865752	5.5% 01 Jan 2036	117,339	121
	FNMA Pool 833345	5.5% 01 Aug 2035	97,527	100
	GNMA Pool 583078	5.5% 15 Feb 2035	273,250	283
	GNMA Pool 422131	6.5% 15 Apr 2026	17,262	18
	FNMA Pool 318107	7% 01 Aug 2025	631	1
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	8,017	8
	GNMA Pool 424276	6.5% 15 Mar 2026	23,098	24
	FNMA Pool 986138	5% 01 Nov 2038	757,484	775
	FNMA Pool 984052	5% 01 Jun 2038	216,158	221
	FNMA Pool 975593	5% 01 Jun 2038	518,002	530
	Fed Hm Ln Pc Pool A76197	4.5% 01 Apr 2038	637,522	646
	Fed Hm Ln Pc Pool A74216	4.5% 01 Mar 2038	873,071	885
	FNMA Pool 967427	6.5% 01 Nov 2037	769,538	801
	Fed Hm Ln Pc Pool A72776	5% 01 Feb 2038	472,176	482
	GNMA Pool 660623	6.5% 15 Sep 2036	326,109	340
	FNMA Pool 905690	5.5% 01 Dec 2036	67,709	70
	FNMA Pool 886858	6% 01 Sep 2036	250,090	258
	GNMA Pool 431373	6.5% 15 Sep 2026	10,127	11
	FHLMC TBA Jan 30 Gold Single	5% 01 Dec 2099	(3,400,000)	(3,469)
	GNMA Pool 296513	10% 15 Dec 2020	19,148	22
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	13,137	14
	Fed Hm Ln Pc Pool A78754	5% 01 Jun 2038	6,975,160	7,120
	Fed Hm Ln Pc Pool A73518	5% 01 Mar 2038	863,453	881
	Fed Hm Ln Pc Pool A69852	5.5% 01 Dec 2037	39,928	41
	Fed Hm Ln Pc Pool G03239	5% 01 Jul 2036	475,724	486
	Fed Hm Ln Pc Pool A61640	6% 01 Mar 2037	356,094	367

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Fed Hm Ln Pc Pool A55421	5.5% 01 Dec 2036	101,672	104
	FNMA Pool 256298	5% 01 May 2036	147,458	151
	FNMA Pool 256232	5.5% 01 May 2036	432,235	444
	FNMA Pool 414547	7% 01 Feb 2028	9,979	11
	GNMA Pool 419569	6.5% 15 Feb 2026	6,092	6
	GNMA Pool 412583	6.5% 15 Apr 2026	6,405	7
	Fed Hm Ln Pc Pool A79796	5% 01 Jul 2038	498,691	509
	FNMA Pool 988662	6.5% 01 Sep 2038	98,525	103
	FNMA Pool 982346	6.5% 01 Sep 2038	27,843	29
	FNMA Pool 975116	5% 01 May 2038	251,158	257
	FNMA Pool 961820	5% 01 Mar 2038	143,221	146
	Fed Hm Ln Pc Pool A69827	5% 01 Dec 2037	125,639	128
	Fed Hm Ln Pc Pool G02384	6% 01 Nov 2036	3,880,435	4,002
	Fed Hm Ln Pc Pool A56530	5% 01 Jan 2037	180,773	185
	Fed Hm Ln Pc Pool G02405	5.5% 01 Mar 2036	19,258	20
	FNMA Pool 902791	5.5% 01 Dec 2036	167,605	172
	GNMA Pool 421856	6.5% 15 Apr 2026	3,502	4
	Fed Hm Ln Pc Pool G08273	5.5% 01 Jun 2038	3,936,615	4,034
	FNMA Pool 933520	5% 01 Jan 2038	959,766	982
	Fed Hm Ln Pc Pool A64976	5.5% 01 Aug 2037	73,577	75
	Fed Hm Ln Pc Pool G03054	5% 01 Jun 2037	31,358	32
	FNMA Pool 936255	6.5% 01 Apr 2037	457,716	476
	GNMA Pool 373712	6.5% 15 Apr 2026	1,691	2
	GNMA Pool 288117	10% 15 Mar 2020	7,424	9
	GNMA Pool 373607	6.5% 15 Mar 2026	1,524	2
	GNMA Pool 412234	6.5% 15 May 2026	10,453	11
	GNMA Pool 426119	8% 15 Jun 2026	18,367	20
	FNMA Pool 988406	6.5% 01 Sep 2038	977,510	1,017
	Fed Hm Ln Pc Pool A76334	4.5% 01 Apr 2038	30,506	31
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	2,115,172	2,159
	Fed Hm Ln Pc Pool A77388	5% 01 May 2038	1,485,742	1,517
	FNMA Pool 949004	6.5% 01 Aug 2037	494,240	505
	GNMA Pool 608519	6.5% 15 Oct 2037	655,904	684
	GNMA Pool 377590	8% 15 Aug 2025	47,351	51

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	GNMA Pool 413641	6.5% 15 Apr 2026	60,200	63
	GNMA Pool 457932	6% 15 Dec 2028	34,391	36
	Erste Europ.PF and B	4% 29 May 2009	400,000	393
	Inter Amer Dev Bk	0.5% 17 Apr 2023	400,000	267
	Intl Bank Recon+Dv	3.25% 24 Feb 2009	50,000	50
	I.B.R.D. World Bank	5.5% 25 Nov 2013	181,000	207
	United States Treas Nts	1.375% 15 Jul 2018	200,932	189
	United States Treas Nts	4.25% 15 Nov 2017	125,000	146
	United States Treas Bds	1.75% 15 Jan 2028	232,677	215
	United States Treas Bds	2% 15 Jan 2026	109,153	103
	United States Tres Sc Strp Int	0% 15 Feb 2019	1,304,000	962
	United States Treas	1.625% 15 Jan 2018	155,118	147
	United States Treas Nts	1.875% 15 Jul 2013	176,936	166
	United States Tres Sc Strp Int	0.01% 15 May 2020	3,245,000	2,245
	United States Tres Sc Strp Int	0% 15 Aug 2017	1,035,000	817
	United States Tres Sc Strp Int	0% 15 Nov 2027	400,000	220
	US Treasury Nts	2.375% 15 Jan 2017	53,714	53
	Quebec Prov CDA	4.6% 26 May 2015	50,000	52
	Royal Bank Of Scotland Grp Plc	4.7% 03 Jul 2018	61,000	43
	BGB Finance(Ire)	7.125% 27 Feb 2012	700,000	789
	Aust + Nz Bank Grp	3.75% 05 Jan 2009	80,000	80
	Sumitomo Mitsui Bk Corp	8% 15 Jun 2012	58,000	66
	Deutsche Bk AG London	6% 01 Sep 2017	18,000	19
	New Brunswick Prov CDA	5.2% 21 Feb 2017	20,000	22
	Florence Italy	6.14% 15 Apr 2014	20,900	24
	British Telecommunications Plc	8.625% 15 Dec 2010	82,000	84
	Diageo Cap Plc	5.5% 30 Sep 2016	42,000	41
	Norsk Hydro A S	7.15% 15 Nov 2025	125,000	138
	Ontario Hydro	7.45% 31 Mar 2013	120,000	148
	Inter Amern Dev Bk	8.5% 15 Mar 2011	80,000	91
	Intl Bk For Recon + Dev	0% 15 Feb 2015	21,000	17
	British Sky Broadcasting Group	9.5% 15 Nov 2018	35,000	36
	Hydro Quebec	8.4% 15 Jan 2022	120,000	166
	Intl Bk For Recon + Dev	0% 15 Feb 2016	573,000	452

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2008 (Restated)

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Empresa Nacional De Electricid	8.625% 01 Aug 2015	50,000	54
	Various Receivables			4,119
	Various Insurance Companies	Synthetic Wrapper Agreements		21,563

	Total Stable Value Fund			574,495

	Common/Collective Trusts
*	Merrill Lynch	Extended Market Index Trust	706,668	4,586
*	Merrill Lynch	Equity Index Trust	404,049	29,362
*	Wachovia Bank, N.A.(1)	Diversified Stable Value Fund	58,604	18,810
*	Wachovia Bank, N.A.(1)	Enhanced Stock Market Fund	21,671	1,451

	Total Common/Collective Trusts			54,209

*	Participant Loans	3.25% to 9.25%	0	13,995

				$934,905

*	Indicates parties-in-interest.
**	Cost information is not required for participant-directed investments and, therefore is not included.
(1)	Investment option no longer available to Plan participants.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: December 15, 2009	By:	/S/ WILLIAM J. LYONS
William J. Lyons
Plan Administrator